NUMBEER, INC.

March 9, 2011

VIA EDGAR ONLY

U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C.  20549

Attn:  Jeff Jaramillo, Branch Chief

Re:	Numbeer, Inc. - File No. 333-153172
Form 10-K for the year ended May 30, 2010
Filed September 1, 2010

Form 10-Q for the quarterly period ended August 31, 2010
Filed October 20, 2010

Form 10-Q for the quarterly period ended November 30, 2010
Filed January 19, 2011

Dear Mr. Jaramillo:

Please be advised that I am the duly authorized President, Treasurer and Secretary of Numbeer, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) dated February 8, 2011, with respect to the above-referenced filings (the “Comment Letter”).  Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience.

Form 10-Q for the period ended November 30, 2010

1.
Please tell us whether your auditors completed their review of your unaudited financial statements for the three and six month periods ended November 30, 2010, included in your form 10-Q prior to your filing of the report.  Refer to Rule 8-03 of Regulation S-X which requires that, before filing, interim financial statements included in quarterly reports on Form 10-Q must be reviewed by an independent public accounting firm.  Tell us the name of the firm that performed that review and the date on which the review was completed.

The Issuer’s Form 10-Q was not reviewed by its independent accounting firm, Seale and Beers, CPA’s.  The financial statements for this period were prepared and sent to our auditors for their review.  Our auditors sent a brief review inquiry questionnaire, which was completed and returned.  Subsequently, our independent auditors sent a request for additional, minor information – our bank statements for September, October, and November.  Having reasonably believed these items had been delivered and the review completed, the Issuer authorized the filing of the report.

2.
To the extent a review was not completed prior to your filing of the report, please amend the filing to include financial statements that have been reviewed by an independent public accounting firm registered with PCAOB.  In your amended 10-Q, disclose the fact that the financial statements were reviewed by your auditors and disclose the date on which that review was completed.  Include the auditor’s review report.  Include a note to the financial statements that clearly describes all material adjustments that resulted from the review and, as applicable, provide all disclosures required by FASB ASC 250-10-50- 7 through 11 relating to restated amounts.  Include an explanatory paragraph to your amended Form 10-Q that clearly explains the reason for the amendment.

The Issuer has advised its independent accountant that it will be terminating their representation; a termination letter has not yet been sent.  Upon appointment of new auditors, the period will be reviewed as quickly as possible and amendment, including the referenced explanatory note, will be filed as soon as possible.

Certifications

Exhibit 31.1

3.
Please revise the certifications in future filings, including any amendments to this filing, to use the word “registrant” instead of “small business issuer.”  Please note the requirements to use that wording in Item 601(31)(i) of Regulation S-K.

We will revise the certifications when the reviewed report is filed.

Should you have any questions or require any further information, please do not hesitate to contact us.

`	Sincerely,

NUMBEER, INC.
	By:	/s/ Michael Allan English
Michael Allan English
President, Secretary Treasurer, Principal Executive Officer, Principal Financial Officer and sole Director

______________________________________________________________________________
112 North Curry Street, Carson City, NV 89703-4934 •  Phone: (775) 321-8216